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May 23, 2018

Daniel F. Duchovny

Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	HomeStreet, Inc. Additional Definitive Soliciting Material filed by HomeStreet, Inc. Filed May 14, 2018 File No. 1-35424

Dear Mr. Duchovny:

On behalf of our client, HomeStreet, Inc. (the “Company,” “we,” “us” or “our”), set forth below are responses to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 15, 2018, with respect to the additional definitive soliciting material, File No. 1-35424 filed with the Commission on May 14, 2018 (the “DEFA14A”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.

Exhibit 1

1.	We note the disclosure on slides 4 through 6. Please provide us with the legal basis for your conclusion that HomeStreet “properly” disclosed information about all loans, with a focus on federal securities law requirements.

Response:

Under Regulation O of the Federal Reserve Board (12 C.F.R. §215), each member bank is required to include with its quarterly report of condition a report of all extensions of credit made by the bank to its executive officers since the date of the previous report of condition (12 C.F.R. §215.10). Furthermore, upon receipt of a request from a member of the public, a member bank must disclose the names of its executive officers and principal shareholders who, along with their related interests, received extensions of credit, either from the member bank or from all correspondent banks of the member bank, that in the aggregate equaled or exceeded 5% of the member bank’s capital and unimpaired surplus or $500,000, whichever is less (12 C.F.R. §215.11). The Company has complied with all such disclosure requirements under Regulation O.

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

United States Securities and Exchange Commission

Division of Corporation Finance

May 23, 2018

From January 1, 2017 through the date on which the Company filed its most recent definitive proxy statement (the “Definitive Proxy Statement”) with the Commission, the Company did not make any loans to any director or officer of the Company, any beneficial owner of more than five percent of Company common stock or any immediate family member (as defined in Instruction 1(a)(iii) to Item 404(a) of Regulation S-K) of any director or executive officer of the Company or any beneficial owner of more than five percent of Company common stock other than (a) loans that are disclosed in the Definitive Proxy Statement and (b) loans that need not be disclosed pursuant to Instruction 4(c) to Item 404(a) of Regulation S-K. With respect to the loans that are disclosed in the Definitive Proxy Statement, the Company provided all information required under Item 404(a) with respect to 2017. Please see pages 79-80 of the Definitive Proxy Statement, copies of which are attached hereto as Exhibit A.

However, in reviewing the loan disclosure in connection with responding to the Staff’s comment, the Company determined that footnote 2 to the table on page 80 should have been updated beyond December 31, 2017. Specifically, with respect to Mr. Balke’s loan, which was sold to a government sponsored entity in January 2018 and for which prepaid interest of $533.28 was paid at closing, all of which has been disclosed, the proxy statement states, “No additional principal or interest payments were due or paid prior to December 31, 2017.” This statement should be updated to state, “No additional principal or interest payments were due or paid prior to the sale of the loan in January 2018.” Since that time, as disclosed in the proxy statement, the Company has continued to service the loan and has received servicing fees therefor from the government sponsored entity, which are de minimis. In any event, the servicing fees paid by the government sponsored entity are not information required to be disclosed under Item 404(a)(5).

2.	Please provide us with support for the assertion on slide 7 that Mr. Mason was “incredibly successful” in conducting the Fidelity Federal Bank turnaround.

Response:

From 1998 to 2002, Mr. Mason was president, chief executive officer and chief lending officer for Bank Plus Corporation (“Bank Plus”) and its wholly-owned banking subsidiary, Fidelity Federal Bank (“Fidelity Federal”), where Mr. Mason also served as chairman of the board of directors.  Under Mr. Mason’s leadership in such capacities, Fidelity Federal returned to profitability by the end of 2000. Additionally, Mr. Mason sold Fidelity Federal’s troubled subprime credit card portfolio in 2000 and settled most of the lawsuits related to that portfolio. While Bank Plus shares closed as low as $1.4375 on April 14, 2000, Mr. Mason’s turnaround efforts culminated in the sale of Bank Plus to FBOP Corp. in 2001, when FBOP Corp. agreed to pay Bank Plus shareholders $7.25 per share in cash, representing an approximately 37% premium for Bank Plus shares at that time.

United States Securities and Exchange Commission

Division of Corporation Finance

May 23, 2018

Given that Mr. Mason led Fidelity Federal to overall stability and profitability and then successfully oversaw a sale representing a 37% premium per share to Bank Plus shareholders, we believe that the characterization of Mr. Mason as “incredibly successful” for conducting the Fidelity Federal turnaround is accurate.

* * * * *

Please direct any questions that you may have with respect to the foregoing or any requests for supplemental information by the Staff to me at (212) 839-8744 or Beth E. Peev (312) 853-7443.

Very truly yours,

/s/ Kai Haakon E. Liekefett
Kai Haakon E. Liekefett

Enclosures

cc:	Godfrey B. Evans Executive Vice President, General Counsel, Chief Administrative Officer & Corporate Secretary HomeStreet, Inc.